

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Via E-mail
Michael Doyle
Chief Executive Officer
Surgery Partners, Inc.
40 Burton Hills Boulevard, Suite 500
Nashville, Tennessee 37215

> **Re: Surgery Partners, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 22, 2015**
> **CIK No. 0001638833**

Dear Mr. Doyle:

We have reviewed amendment no. 1 to your draft registration statement and your response letter dated June 22, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Patients, page 3

1. We note your response to our prior comment 2 and your revised disclosure in response to our comment. Please expand your disclosure to describe how the patient satisfaction rate is measured allowing you to achieve a 94% patient satisfaction rate.

2. We note your response to our prior comment 4. However, it does not appear that you have included a description of your internal surveys in your prospectus as stated in your response. In addition, we note that while you have deleted the comparison between your patient satisfaction rate and the industry average rate, you now state, "On average, our facilities exceeded industry averages for each of Centers for Medicare and Medicaid Services, or CMS, 2014 Ambulatory Surgical Center Quality Reporting (ASCQR)

program's five key core ASC quality measures…" Please expand your disclosure to describe your internal surveys and whether they are the same ones used to gather data for industry averages for the CMS 2014 ASQR programs five key core ASC quality measures. If not, please explain why it is appropriate to state that your facilities exceeded industry averages for the CMS 2014 ASQR programs five key core ASC quality measures.

Annual Cash Bonuses, page 141

3. We note your response to our prior comment 17 and expanded disclosure in response to our comment. Please revise your disclosure to provide the EBITDA targets on which Mr. Doyle's, Mr. Spark's and Mr Crysel's bonuses were based.

Principal Stockholders, page 152

4. We note that in response to our prior comment 19, you have revised your beneficial ownership table to provide data as of May 1, 2015. Please revise your table to be as of the most recent practicable date not to exceed two weeks from the filing date of your registration statement.

Surgery Center Holdings, Inc.
Consolidated Statements of Operations, page F-9

5. Please refer to your response to comment 21. Since the reorganization will not occur until immediately prior to the consummation of the offering, it is still not clear why earnings per share are not presented in the historical financial statements. Elsewhere in the filing you present historical financial information and then "as adjusted" financial information that gives effect to the reorganization. Therefore, please revise your statements of operations to include the historical earnings per share and weighted average common shares outstanding.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies,
Unit-Based Compensation, page F-21

6. Please refer to your response to comment 23. You acknowledge that unit-based compensation is a critical accounting policy. Therefore, please explain why this is not included in the critical accounting policies section of MD&A beginning on page 76. Please revise your disclosure to clarify that these estimates are highly complex and subjective and that these estimates will not be necessary to determine fair value once the underlying shares begin trading.

You may contact Vanessa Robertson at (202) 551-3649 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Carl Marcellino, Esq.
       Ropes & Gray LLP